

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 22, 2015

<u>**VIA ELECTRONIC MAIL**</u>

Jay Stamper
Assistant Vice President and Senior Managing Paralegal
Voya Investment Management
7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258

> RE: Voya Prime Rate Trust
> Initial Registration Statements filed on Form N-2
> File Nos. 811-05410 and 333-203624, and
> File Nos. 811-05410 and 333-203653

Dear Mr. Stamper:

The staff reviewed the above-referenced initial registration statements, which the Commission received on April 24, 2015. We have given the registration statement (File No. 333-203624) a full review. Based on our review of the marked courtesy copies, we have the following comments. Unless noted otherwise, Item references are to the item numbers set forth in Form N-2 and all comments also apply to File No. 333-203653.

1.   GENERAL

a.   We note that material portions of the filings are incomplete, *e.g.*, fee table and Trading and NAV Information. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

b.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

c.   Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.

2.   Cover Pages – Items 1 and 2

Please provide the dealer prospectus delivery obligations disclosure required by Item 2.3.

PROSPECTUS

3.   Prospectus Summary (page 1)

a.   In the last paragraph under "Other Investment Strategies and Policies" on page 2 please add disclosure that the 20% includes the 15% that may be invested in investments denominated in OECD currencies other than the U.S. dollar as described in the second paragraph under "Non-U.S. and Non-Canadian Issuers" on page 4 of the summary.

b.   The first paragraph under "Principal Investment Strategies" on page 2 states that the fund will invest 80% of its net assets in "Senior Loans." The third paragraph then explains that this may be done by purchasing a portion of the overall loan or through the use of derivatives.

Therefore, please include at least a brief description of derivatives risk in the summary where appropriate.

Please also disclose the applicable percentage that may be invested in derivatives or disclose that there is no limit on theses investments.

4.   What You Pay to Invest – Trust Expenses (page 5)

a.   In the fee table on page 5, please reconcile the management fee provided in the fee table with the breakout of the fee described in footnote 1, *i.e.*, the fee table measures fees based on net asset value, but footnote 1 refers to "Managed Assets."

b.   In the fee table on page 5, if no waiver is in effect, then please delete the line items "Fee Waivers/Reimbursements/Recoupment" and "Net Annual Expenses" as well as footnote 3.

If on the other hand, a waiver is in effect and results in lower net annual expenses, then please disclose the actual limit amount in the fee table and in footnote 3.

Please also include the expense limitation agreement as an exhibit to the filing.

5.   Investment Objective and Policies (page 10)

   a.   Please provide the disclosure required by Item 8.2.a. where appropriate in the prospectus.

   b.   Please expand the caption of item 3 under Investment Objective to also reflect "temporary defensive posture" or add a separate caption for the second sentence. In addition, please add disclosure stating that when the fund has taken a defensive posture, it may not meet its investment objective.

   c.   With regard to the use of derivatives, please review the Fund's principal investment strategies and principal risks disclosure (beginning on page 15) to ensure that the information is not generic or standardized and describes the actual derivative instruments that the Fund intends to use to achieve its investment objective and the principal risks associated with them. *See* Barry Miller Letter to the ICI dated July 30, 2010.

For example, the third paragraph under "Senior Loans" on page 10, describes the use of derivatives including "participations, credit-linked notes, credit default swaps, and total return swaps." However, aside from a brief description of derivatives risk on page 16, the risk factors section only provides further risk disclosure on credit default swaps on page 15.

   d.   Please note that if the Fund does engage in total return swaps, an appropriate amount of segregated assets must be set aside. *See generally* Investment Company Act Release No. 10666 (Apr. 18, 1979). Please also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. *See* Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

   e.   The prospectus disclosure also indicates that the fund will use credit default swaps. If the fund will **write** credit default swaps, please confirm to the staff that the fund will segregate the full notional amount of the credit default swap to cover such obligation.

   f.   For the credit facility described on page 15, please disclose the identity of the credit facility provider.

g.   Under "Effects of Leverage" on page 18, please add that the total returns set forth in the table are "net of expenses" per Item 8.3.b.(3).

6.   Investment Management and Other Service Providers (page 24)

a.   Please provide the disclosure required by Item 9.3 regarding control persons.

b.   For any entities that provide significant administrative or business management services, please provide a description of the services provided and compensation to be paid pursuant to Item 9.1.d. (see Exhibit 25.2(k)1).

7.   With respect to the Repurchase of Common Shares described on page 32, please confirm whether there is a repurchase plan in place, and if so, to please provide a copy of the plan to the staff.

8.   Please confirm that there are no legal proceedings that should be disclosed pursuant to Item 12.

9.   Table of Contents for Statement of Additional Information ("SAI") (page 36)

Please reconcile and revise the table of contents provided in the prospectus with the table of contents that actually appears in the SAI.

PART C

10.   Please provide all applicable expenses as required by Item 27 and persons controlled by or under common control with the registrant as required by Item 28.

11.   Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

/s/ Sonny Oh

Sonny Oh
Senior Counsel
Insured Investments Office